December 9, 2005
U.S. Securities & Exchange Commission
100 F Street NE
Washington, D.C. 20549

Re:	Skyworks Solutions, Inc. (the “Company”) Rule 477 Application for Withdrawal on Form RW Registration Statement on Form S-3, File No. 333-99015
Ladies and Gentlemen:
     Pursuant to Rule 477 of the Securities Act of 1933, as amended, the Company hereby applies for withdrawal of the Company’s Registration Statement (File No. 333-99015) on Form S-3 filed with the Securities and Exchange Commission on August 30, 2002 (the “Registration Statement”). The Company is withdrawing the Registration Statement because the warrant to purchase common stock issued to Jazz Semiconductor, Inc. (the “Warrant”) expired on January 20, 2005, without Jazz Semiconductor, Inc. exercising its right to purchase the Company common stock issuable pursuant to the Warrant. Accordingly, the Company confirms that no shares of common stock were, or will be, issued or sold under the Registration Statement.
     If you have any questions regarding the foregoing application for withdrawal, please do not hesitate to contact myself at 949-231-3140.

Sincerely, SKYWORKS SOLUTIONS, INC.
By:	/s/ Robert J. Terry
Robert J. Terry
Asst. General Counsel and Asst. Secretary

5221 CALIFORNIA AVE., IRVINE, CA 92617